UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D
                                  (Amendment No. 3)*

                      Under the Securities Exchange Act of 1934



                             MARINE TRANSPORT CORPORATION
          _________________________________________________________________
                                   (Name of Issuer)


                       Shares of Common Stock  - $.50 Par Value
          _________________________________________________________________
                            (Title of Class of Securities


                                     567912-10-0
                             ____________________________
                                    (CUSIP Number)


                                    Brent D. Baird
                                  1350 One M&T Plaza
                   Buffalo, New York  14203 (Phone: (716) 849-1484)
          _________________________________________________________________
                    (Name, Address and Telephone Number of Person
                  Authorized to Receive Notices and Communications)


                                   NOVEMBER 1, 2000
                               _______________________
                         (Date of Event which Requires Filing
                                  of this Statement)

          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this
          Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box __.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

          *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.














          The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                     SCHEDULE 13D
                                   Amendment No. 3


          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               Brent D. Baird

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               PF

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               U.S.A.

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       19,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              19,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               19,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                .290%














          14.  TYPE OF REPORTING PERSON*
               IN
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

          CUSIP NO. 567912-10-0

          1.   Name of Reporting Person
               SS or IRS Identification No. of above person (optional)

               First Carolina Investors, Inc.

          2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)___
                                                                (b)_X_

          3.   SEC USE ONLY

          4.   SOURCE OF FUNDS*
               WC

          5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(e)                        ____

          6.   CITIZENSHIP OR PLACE OF ORGANIZATION
               Delaware

          NUMBER OF SHARES    7.   SOLE VOTING POWER
          BENEFICIALLY OWNED       635,000
          BY EACH REPORTING
          PERSON WITH         8.   SHARED VOTING POWER
                              -0-

                         9.   SOLE DISPOSITIVE POWER
                              635,000

                         10.  SHARED DISPOSITIVE POWER
                              -0-

          11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               635,000

          12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                              ____

          13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               9.687%

          14.  TYPE OF REPORTING PERSON*
               CO, IV
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                     SCHEDULE 13D
                                   Amendment No. 3

          INTRODUCTION














               The acquisition of 875,500 shares ("Shares") of Common Stock of the Issuer was reported by the Reporting Persons in Schedule 13D, which was filed with the Securities and Exchange Commission on August 24, 1998, as amended by Schedule 13D Amendment No. 1, which was filed with the Securities and Exchange Commission on September 15, 1998, as amended by Schedule 13D Amendment No. 2, which was filed with the Securities and Exchange Commission on October 13, 1998 ("Amendment No. 2"). Since the filing of Amendment No. 2, two of the Reporting Persons (First Carolina Investors, Inc. and Brent D. Baird) have sold or gifted Shares. The number of Shares now held by the Reporting Persons is 804,500 Shares.

               The Cover Pages for First Carolina Investors, Inc. and Brent
          D. Baird are hereby amended as shown in this Amendment No. 3.
          Item 5 is hereby amended as shown in this Amendment No. 3. All other Cover Pages and Items remain unchanged from the previous
          Schedule 13D, as amended.

                    NOTE: THE EXECUTION AND SUBMISSION OF THIS STATEMENT BY THE REPORTING PERSONS SHALL NOT BE CONSTRUED AS A STATEMENT OR ADMISSION THAT THE REPORTING PERSONS (I) ARE ACTING AS A GROUP IN THE ACQUISITION OF THE SHARES, (II) COLLECTIVELY CONSTITUTE A "PERSON" WITHIN THE MEANING OF SECTION 13(D)(3) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED (THE "ACT"), OR (III) FOR THE PURPOSES OF SECTION 13(D) OF THE ACT, ARE THE BENEFICIAL OWNERS OF ANY SHARES OTHER THAN THE SHARES IN WHICH EACH PERSON IS SPECIFICALLY IDENTIFIED IN THIS STATEMENT TO HAVE A BENEFICIAL INTEREST.


         ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

         Item 5 is hereby amended to read as follows:

         (a) The Reporting Persons hereby report beneficial ownership, in the manner hereinafter described, of 804,500 Shares of the Issuer:

                                                          Percentage of
                                             Number Of      Outstanding
          Shares Held in the Name of            Shares     Security (1)

          Aries Hill Corp.                      30,000            .458%

          Brent D. Baird                        19,000            .290%

          Brian D. Baird,                       50,000            .763%
          as Successor Trustee (2)
















          The Cameron Baird                     70,500           1.075%
          Foundation

          First Carolina Investors,            635,000           9.687%
          Inc.                                  ______            _____

                                 TOTAL         804,500          12.273%


             (1) The foregoing percentages assume that the number of Shares of the Issuer outstanding is 6,555,368 Shares (as reported in the Issuer's Form 10-Q for the quarterly period ended September 30, 2000).

             (2) Jane D. Baird is the income beneficiary and the issue of Jane D. Baird are the remainder beneficiaries under a trust agreement dated 7/31/22.

          (b) For each persons named in paragraph (a), that person has sole voting and sole dispositive power over the Shares enumerated in paragraph (a).

          (c) The following transfers of the Shares were effected during the past sixty days:

               On November 1, 2000, Brent D. Baird gifted 6,000 Shares to two charitable organizations. No consideration was received for such gifts. The transaction was made through First Clearing Corporation.

          (d) Not applicable

          (e) Not applicable

                                      SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


          DATED this 20th day of November, 2000.


          First Carolina Investors, Inc.


          By: s/Brent D. Baird
                Brent D. Baird, Chairman
















          s/Brent D. Baird
            Brent D. Baird